SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: October 26, 2005	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces 2005 Third Quarter Results
CALGARY, AB, — October 26, 2005 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced its financial results and highlights for the three and nine month periods ending September 30, 2005.
Recent Highlights
•	Commenced patient enrolment in a combination REOLYSIN®/radiation clinical trial in the U.K.

•	Commenced patient enrolment in a Phase I systemic administration clinical trial in the U.S.

•	Strengthened the management team with the appointment of Karl Mettinger, M.D., Ph.D. to the position of Chief Medical Officer

•	Secured a 2nd European patent entitled “Method of Producing Infectious Reovirus”

•	Secured a first Canadian patent entitled “The use of ribozymes in the detection of adventitious agents”

•	Subsequent to the quarter end, announced that Oncolytics collaborators would make two presentations at the AACR-NCI-EORTC Conference in November 2005

•	Subsequent to the quarter end, announced that patient treatment has been concluded in its Phase I recurrent malignant gliomas trial in Canada

•	Subsequent to the quarter end, announced the issuance of two additional Canadian patents covering methods and treatment of various cancers and other cellular proliferative disorders.
“The Company made progress in the quarter in further advancing the expanding clinical program for REOLYSIN® and strengthening its international intellectual property portfolio,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We were also pleased to have appointed Dr. Mettinger to our management team, who will play an important role in the further development and implementation of a clinical trial program that best supports a registration path for REOLYSIN®.”
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) as at and for the three and nine months ended September 30, 2005 and 2004, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in Oncolytics’ annual report for the year ended December 31, 2004. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, the Company’s expectation regarding the adequacy of its existing capital resources, and the Company’s expectations as to the success of its research and development programs in 2005 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements except as required by law.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since its inception in April of 1998, Oncolytics has been a development stage company and has focused its research and development efforts on the development of REOLYSIN®, its potential cancer therapeutic. The Company has not been profitable since its inception and expects to continue to incur substantial losses from its research and development. The Company does not expect to generate significant revenues until, if and when, its cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that the Company will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a product for approval, the Company will rely upon its employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by the Company.
Highlights
During the third quarter of 2005, the Company’s net loss was $3,509,503 compared to $3,096,042 for the third quarter of 2004. In the third quarter of 2005, the Company experienced increases in its clinical trial and manufacturing and related process development expenses. In the third quarter, the Company commenced patient enrollment in its U.S. systemic (intravenous) and U.K. combination radiation therapy clinical trials. The Company has five active clinical trial studies of which four are enrolling patients. In anticipation of these additional trials and the need to supply ongoing enrollment and research efforts, the Company has continued to manufacture REOLYSIN® entering into multiple production supply contracts. Finally, the Company received two additional patents (one Canadian and one European) for a total of 13 U.S., two European, and one Canadian patents.
The Company exited the third quarter of 2005 with cash and cash equivalents (including short-term investments) of $28,206,326 compared to $33,919,223 as at December 31, 2004.

THIRD QUARTER RESULTS OF OPERATIONS
(for the three months ended September 30, 2005 and 2004)
Net loss for the three month period ended September 30, 2005 was $3,509,503 compared to $3,096,042 for 2004. The increase in the Company’s net loss in the third quarter of 2005 was due to increases in the Company’s operating activities as follows:
Research and Development Expenses (“R&D”)

	2005	2004
	$	$

Manufacturing and related process development expenses	1,767,524	1,160,983
Clinical trial expenses	372,825	184,347
Pre-clinical trial expenses and research collaborations	64,611	181,397
Other R&D expenses	613,103	705,654

Research and development expenses	2,818,063	2,232,381

For the third quarter of 2005, R&D increased to $2,818,063 compared to $2,232,381 for the third quarter of 2004. The increase in R&D was due to the following:
Manufacturing & Related Process Development Expenses (“M&P”)

	2005	2004
	$	$

Product manufacturing expenses	1,655,390	640,630
Technology transfer expenses	—	78,602
Process development expenses	112,134	441,751

Manufacturing and related process development expenses	1,767,524	1,160,983

During the third quarter of 2005, the Company’s product manufacturing expenses increased to $1,655,390 compared to $640,630 in the third quarter of 2004. The Company uses Cobra Biomanufacturing Plc (“Cobra”) to manufacture clinical material in order to supply its U.S. clinical trials and to ensure supply for future clinical trial activity. In the third quarter of 2005, in addition to the existing multiple production run supply contract, the Company entered into additional production run supply contracts. The Company presently anticipates that this manufacturing activity will continue into 2006.
In 2004, the Company entered into an agreement with Cobra to commence the manufacturing of REOLYSIN® and therefore incurred expenses associated with the transfer of the Company’s manufacturing technology. This transfer was completed in 2004; consequently the Company did not incur technology transfer expenses in the third quarter of 2005.
During the third quarter of 2005, the Company incurred process development expenses of $112,134 compared to $441,751 in the third quarter of 2004. In the third quarter of 2005, the Company incurred process development costs associated with improving the process yields. Process development activity in 2004 was a result of the technology transfer to Cobra.
Clinical Trial Programs

	2005	2004
	$	$

Direct clinical trial expenses	372,825	184,347

During the third quarter of 2005, the Company’s direct clinical trial expenses increased to $372,825 compared to $184,347 in the third quarter of 2004. The Company has five ongoing clinical trials in 2005 compared to two clinical trials in 2004. Therefore, in the third quarter of 2005, the increase in direct clinical trial expenses reflects patient enrollment in the U.K. systemic (intravenous) and combination radiation therapy studies as well as other direct clinical trial costs associated with its two U.S. and Canadian studies.

Pre-Clinical Trial Expenses and Research Collaborations

	2005	2004
	$	$

Research collaboration expenses	64,611	122,816
Pre-clinical trial expenses	—	58,581

Pre-clinical trial expenses and research collaborations	64,611	181,397

During the third quarter of 2005, the Company’s research collaboration expenses were $64,611 compared to $122,816 for the third quarter of 2004. The Company incurs research collaboration expenses as it continues to investigate various characteristics and potential applications of the reovirus, such as the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation and the possibility of new uses for the reovirus in therapy. These expenses will fluctuate from period to period depending on the progress of these collaborations.
During the third quarter of 2005, the Company did not incur any preclinical trial expenses compared to $58,581 in the third quarter of 2004. The frequency of the Company’s pre-clinical studies change from period to period as the Company moves through its clinical trial program. As well, depending on the results of the Company’s research collaborations, the Company may increase its pre-clinical trial activity.
Other R&D

	2005	2004
	$	$

Cancellation of contingent payment obligation	—	400,000
Other R&D	613,103	305,654

Other R&D	613,103	705,654

During the third quarter of 2004, the Company reduced its future contingent payment obligation by entering into an agreement that cancelled a portion of its future contingent obligation to one of its non-management founding shareholders for consideration of $400,000 (cash and shares). In the third quarter of 2005, there was no such activity.
Other R&D expenses include compensation expenses for employees (excluding stock based compensation) consulting fees, travel and other miscellaneous R&D expenses. In the third quarter of 2005, other R&D expenses were $613,103 compared to $305,654 for the third quarter of 2004. The increase in other R&D expenses mainly reflects an increase in consulting activity and related costs, costs associated with the activities of the scientific advisory board and employee compensation levels.
Operating Expenses

	2005	2004
	$	$

Public company related expenses	390,473	360,763
Office expenses	195,127	204,703

Operating expenses	585,600	565,466

For the third quarter of 2005, the Company’s operating expenses were $585,600 compared to $565,466 for the third quarter of 2004. The Company’s operating activities have remained consistent and therefore the related operating costs have remained stable.
Foreign Exchange Loss

	2005	2004
	$	$

Foreign exchange loss	97,997	239,881

The Company acquires investments in foreign currency to pay for anticipated expenses that are to be incurred in the United States (“U.S.”) and the United Kingdom (“U.K.”). As a result of recent movements in the U.S. and U.K. exchange rates the

Company recorded a foreign exchange loss of $97,997 for the third quarter of 2005 compared to $239,881 for the third quarter of 2004.
YEAR TO DATE RESULTS OF OPERATIONS
(for the nine months ended September 30, 2005 and 2004)
Net loss for the nine month period ended September 30, 2005 was $8,841,272 compared to $8,964,166 for 2004. The decrease in the Company’s net loss was due to the following:
Research and Development Expenses (“R&D”)

	2005	2004
	$	$

Manufacturing and related process development expenses	3,584,430	3,361,014
Clinical trial expenses	1,154,677	433,139
Pre-clinical trial expenses and research collaborations	524,472	735,463
Other R&D expenses	1,235,455	1,153,096

Research and development expenses	6,499,034	5,682,712

For the nine month period ending September 30, 2005, R&D increased to $6,499,034 compared to $5,682,712 for 2004. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2005	2004
	$	$

Product manufacturing expenses	3,406,588	2,215,007
Technology transfer expenses	—	535,800
Process development expenses	177,842	610,207

Manufacturing and related process development expenses	3,584,430	3,361,014

Production manufacturing expenses were $3,406,588 for the nine month period ending September 30, 2005 compared to $2,215,007 for the nine month period ending September 30, 2004. The Company has continued to focus on the production of REOLYSIN® in order to supply its expanding clinical trial program along with other research activity. In the first part of 2005, the Company entered into a multiple cGMP (“good manufacturing practices”) production run supply contract with Cobra. In the third quarter of 2005, the Company continued to expand its cGMP production contracts by adding additional manufacturing runs. As well, the Company contracted Cobra to supply non-cGMP product to be used in non-human research and collaborative studies.
In 2004, the Company entered into an agreement with Cobra to commence the manufacturing of REOLYSIN® and therefore incurred expenses associated with the transfer of the Company’s manufacturing technology. This transfer was completed in 2004; consequently the Company did not incur technology transfer expenses in 2005.
The Company expects that its product manufacturing expenses will continue to increase throughout the remainder of 2005. The balance of the Company’s current supply contracts with Cobra will be completed by the end of 2005 and it anticipates that additional production runs will be scheduled in order to ensure a supply of REOLYSIN® for its existing and future clinical trial and collaborative programs.
Process development expenses were $177,842 for the nine month period ending September 30, 2005 compared to $610,207 for the nine month period ending September 30, 2004. In 2005, the Company has incurred process development costs associated with improving the process yields. Process development activity in 2004 was a result of the technology transfer to Cobra.

Clinical Trial Programs

	2005	2004
	$	$

Direct clinical trial expenses	1,154,677	433,139

Direct clinical trial expenses for the nine month period ending September 30, 2005 were $1,154,677 compared to $433,139 for the nine month period ending September 30, 2004. The Company’s clinical trial program has continued to expand in 2005 with the addition of three new clinical trial studies in 2005. As a result, direct clinical trial expenses continue to increase as patients are enrolled in the Company’s two systemic (intravenous) trials in the U.K. and U.S., the combination radiation therapy trial in the U.K. and the Canadian malignant glioma clinical trial. As well, the Company has incurred trial site initiation costs associated with the two U.S. clinical trial studies and the combination radiation therapy study in the U.K.
The Company expects its direct clinical trial expenses to continue to increase for the remainder of 2005. In the third quarter of 2005 patient enrollment commenced in the U.K. combination radiation therapy and the U.S. systemic (intravenous) clinical trials. As well, the Company expects that the U.S. malignant glioma trial will commence patient enrollment before the end of 2005.
Pre-Clinical Trial and Research Collaboration Expenses

	2005	2004
	$	$

Research collaboration expenses	427,719	172,546
Pre-clinical trial expenses	96,753	562,917

Pre-clinical trial expenses and research collaborations	524,472	735,463

Research collaboration expenses for the nine month period ending September 30, 2005 were $427,719 compared to $172,546 for the nine month period ending September 30, 2004. In 2005, the Company has expanded its research collaboration program to include studies investigating various characteristics and potential applications of the reovirus, such as the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation and the possibility of new uses for the reovirus in therapy. These expenses will fluctuate from period to period depending on the progress of these collaborations.
Pre-clinical trial expenses for the nine month period ending September 30, 2005 were $96,753 compared to $562,917 for the nine month period ending September 30, 2004. The frequency of the Company’s pre-clinical studies change from period to period as the Company moves through its clinical trial program. As well, depending on the results of the Company’s research collaborations, the Company may increase or decrease its pre-clinical trial activity.
Other R&D

	2005	2004
	$	$

Cancellation of contingent payment obligation	—	400,000
Other R&D	1,235,455	753,096

Other R&D	1,235,455	1,153,096

Other R&D expenses include compensation expenses for employees (excluding stock based compensation) consulting fees, travel and other miscellaneous R&D expenses. For the nine month period ending September 30, 2005, other R&D expenses were $1,235,455 compared to $753,906 for the nine month period ending September 30, 2004. The increase in other R&D expenses mainly reflects an increase in consulting activity and related costs, costs associated with the activities of the scientific advisory board and employee compensation levels.

Operating Expenses

	2005	2004
	$	$

Public company related expenses	1,484,605	1,472,261
Office expenses	626,822	640,622

Operating expenses	2,111,427	2,112,883

For the nine month period ending September 30, 2005, the Company’s operating expenses decreased to $2,111,427 compared to $2,112,883 for the nine month period ending September 30, 2004. The Company has not had to increase its administrative costs to support the increase in its research and development activity.
Stock Based Compensation

	2005	2004
	$	$

Stock based compensation	25,952	788,974

Stock based compensation recorded during the nine month period ending September 30, 2005 was $25,952 compared to $788,974 for the nine month period ending September 30, 2004. The decline has been a result of the reduction in the number of stock options granted in 2005 compared to 2004. As well, the options that were granted in 2004 vested immediately requiring compensation expense to be recorded on the grant date. The options that have been issued in 2005 vest over four years requiring compensation expense to be recorded over the vesting period.
Foreign Exchange Loss

	2005	2004
	$	$

Foreign exchange loss	198,481	353,964

The Company acquires investments in foreign currency to pay for anticipated expenses that are to be incurred in the United States (“U.S.”) and the United Kingdom (“U.K.”). As a result of recent movements in the U.S. and U.K. exchange rates the Company recorded a foreign exchange loss of $198,481 for the nine month period ending September 30, 2005 compared to $353,964 for the nine month period ending September 30, 2004.
Commitments
As at September 30, 2005, the Company has committed to payments totaling $1,818,500 for activities primarily related to product manufacturing and ongoing research collaborations. The Company anticipates that these committed payments will occur over the next twelve months. All of these committed payments are considered to be part of the Company’s normal course of business.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at September 30, 2005, the Company had cash and cash equivalents (including short-term investments) and working capital positions (current assets less current liabilities) of $28,206,326 and $27,778,367 respectively compared to $33,919,223 and $33,268,097 respectively for December 31, 2004. The decrease at September 30, 2005 reflects the Company’s cash outflows from research and development expenses, operational expenses, and intellectual property expenditures offset by cash inflows from the exercise of warrants and options that raised $3,384,787.
The Company desires to maintain adequate cash and short-term investment reserves to support its planned activities which include its clinical trial program, production manufacturing, and its intellectual property expansion and protection. The Company presently anticipates that its average cash usage for 2005 will be approximately $1,000,000 per month and its existing capital resources are adequate to fund its current plans for research and development activities through 2007. The

Company continues to assess its clinical trial program and related manufacturing needs as further information becomes available. Any change in these activities would have implications on the Company’s cash requirements.
In the event that the Company chooses to seek additional capital, the Company will look to fund additional capital requirements primarily through the issue of additional equity. The Company recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that the Company would have the ability to raise funds when required.
Capital Expenditures
During the nine month period ending September 30, 2005, the Company spent $706,982 on intellectual property compared to $766,317 for the nine month period ending September 30, 2004. The difference relates to variances in filing fees on existing patent applications.
SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for the notes and per share amounts:

	2005			2004				2003
	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue(1)	211	168	245	205	194	183	117	127
Net loss(2), (5)	3,510	2,955	2,377	3,992	3,096	3,192	2,676	1,696
Basic and diluted loss per common share(2), (5)	$0.11	$0.09	$0.07	$0.14	$0.11	$0.11	$0.10	$0.06
Total assets(3), (6)	34,538	38,081	40,519	39,489	29,471	31,221	25,435	26,051
Total cash(4), (6)	28,206	31,975	34,713	33,919	23,806	25,522	20,298	20,753
Total long-term debt(7)	150	150	150	150	150	150	150	150
Cash dividends declared(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share between September 2005 and December 2003 is a quarterly gain (loss) on sale of investment of $nil, $nil, $765, $nil, ($12,817), ($646), $47,648, and $264,453, respectively.

(3)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2004.

(4)	Included in total cash are cash and cash equivalents plus short-term investments.

(5)	Included in net loss and loss per common share between June 2005 and September 2003 are quarterly stock based compensation expenses of $4,173, $8,404, $13,375, $1,870,596, $48,878, $734,670 $5,426, and $490,364, respectively.

(6)	The Company issued 1,121,252 common shares for cash proceeds of $3,384,787 in the nine months ending September 30, 2005 (2004 — 4,685,775 common shares for $23,495,961 and 2003 - 5,062,978 common shares for $16,004,981). In addition, 21,459 common shares were issued in September 2004 as partial consideration for the cancellation of a portion of the Company’s contingent payments (see note 9 to the audited financial statements for 2004).

(7)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.

(8)	The Company has not declared or paid any dividends since incorporation.
OTHER MD&A REQUIREMENTS
The Company has 33,036,748 common shares outstanding as at October 26, 2005. If all of the Company’s warrants and options were exercised the Company would have 37,536,098 common shares outstanding.

Oncolytics Biotech Inc.
BALANCE SHEETS
(unaudited)
As at,

	September 30,	December 31,
	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents	4,042,312	12,408,516
Short-term investments	24,164,014	21,510,707
Accounts receivable	48,450	47,767
Prepaid expenses	953,171	250,365

	29,207,947	34,217,355

Capital assets	5,330,483	5,259,286

Investments [note 4]	—	12,000

	34,538,430	39,488,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,429,580	949,258

Alberta Heritage Foundation loan	150,000	150,000

Shareholders’ equity
Share capital [note 2]
Authorized: unlimited
Issued: 33,036,748 common shares (December 31, 2004 - 31,915,496 common shares)	70,825,980	66,643,325
Warrants [note 2]	2,549,762	3,347,630
Contributed surplus [note 3]	6,375,091	6,349,139
Deficit	(46,791,983)	(37,950,711)

	32,958,850	38,389,383

	34,538,430	39,488,641

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND DEFICIT
(unaudited)

					Cumulative
					from inception
	Nine Month	Nine Month	Three Month	Three Month	on April 2,
	Period Ending	Period Ending	Period Ending	Period Ending	1998 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004	2005
	$	$	$	$	$

Revenue
Rights revenue	—	—	—	—	310,000
Interest income	623,615	494,816	210,978	194,001	3,409,355

	623,615	494,816	210,978	194,001	3,719,355

Expenses
Research and development	6,499,034	5,682,712	2,818,063	2,232,381	29,940,562
Operating	2,111,427	2,112,883	585,600	565,466	12,202,221
Stock based compensation [note 3]	25,952	788,974	4,173	48,878	3,723,947
Foreign exchange loss	198,481	353,964	97,997	239,881	558,451
Amortization	632,283	554,476	216,173	190,620	3,294,129

	9,467,177	9,493,009	3,722,006	3,277,226	49,719,310

Loss before the following:	8,843,562	8,998,193	3,511,028	3,083,225	45,999,955

(Gain) loss on sale and write down of BCY LifeSciences Inc. [note 4]	(765)	(34,185)	—	12,817	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685

Loss before taxes	8,842,797	8,964,008	3,511,028	3,096,042	47,857,237

Capital tax (recovery)	(1,525)	158	(1,525)	—	49,746

Future income tax recovery	—	—	—	—	(1,115,000)

Net loss for the period	8,841,272	8,964,166	3,509,503	3,096,042	46,791,983

Deficit, beginning of period	37,950,711	24,994,592	43,282,480	30,862,716	—

Deficit, end of period	46,791,983	33,958,758	46,791,983	33,958,758	46,791,983

Basic and diluted loss per share	0.27	0.31	0.11	0.11

Weighted average number of shares	32,702,843	28,552,643	32,983,922	29,448,859

     See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
(unaudited)

					Cumulative
					from inception
	Nine Month	Nine Month	Three Month	Three Month	on April 2,
	Period Ending	Period Ending	Period Ending	Period Ending	1998 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004	2005
	$	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(8,841,272)	(8,964,166)	(3,509,503)	(3,096,042)	(46,791,983)
Deduct non-cash items
Amortization	632,283	554,476	216,173	190,620	3,294,129
Non-cash compensation	25,952	788,974	4,173	48,878	3,723,947
Foreign exchange loss	74,555	353,964	35,905	239,881	340,537
Cancellation of contingent payment obligation settled in common shares	—	150,000	—	150,000	150,000
(Gain) loss on sale and write down of BCY LifeSciences Inc.	(765)	(34,185)	—	12,817	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Future income tax recovery	—	—	—	—	(1,115,000)
Net changes in non-cash working capital	(188,531)	198,946	(297,460)	633,728	319,702

	(8,297,778)	(6,951,991)	(3,550,712)	(1,820,118)	(38,221,386)

INVESTING ACTIVITIES
Intellectual property	(706,982)	(766,317)	(242,223)	(340,389)	(4,330,617)
Other capital assets	(31,134)	(8,793)	(15,914)	(900)	(557,336)
Purchase of short-term investments	(5,470,458)	(6,602,415)	(136,620)	(187,231)	(30,359,245)
Redemption of short-term investments	2,747,396	3,114,000	—	1,114,000	5,861,396
Investment in BCY LifeSciences Inc.	7,965	133,609	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343

	(3,453,213)	(4,129,916)	(394,757)	585,480	(26,388,857)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	—	150,000
Proceeds from exercise of warrants and stock options	3,384,787	4,717,914	76,500	676,893	14,967,068
Proceeds from private placements	—	6,223,763	—	—	22,741,983
Proceeds from public offerings	—	—	—	—	30,793,504

	3,384,787	10,941,677	76,500	676,893	68,652,555

(Decrease) increase in cash and cash equivalents during the period	(8,366,204)	(140,230)	(3,868,969)	(557,745)	4,042,312
Cash and cash equivalents, beginning of the period	12,408,516	2,641,127	7,911,281	3,058,642	—

Cash and cash equivalents, end of the period	4,042,312	2,500,897	4,042,312	2,500,897	4,042,312

     See accompanying notes

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005 (unaudited)
1. ACCOUNTING POLICIES
These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information as at and for the year ended December 31, 2004 has been derived from the Company’s audited financial statements.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements.
2. SHARE CAPITAL
Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004 public offering	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	2,827	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630
Exercise of options	350,000	297,500	—	—
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	—	467,884	(573,028)	(467,884)

Balance September 30, 2005	33,036,748	70,825,980	1,511,060	2,549,762

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005 (unaudited)
The following table summarizes the Company’s outstanding warrants as at September 30, 2005:

						Weighted
						Average
	Outstanding,	Granted		Expired		Remaining
Exercise	Beginning of	During the	Exercised During	During the	Outstanding,	Contractual
Price	the Period	Period	the Period	Period	End of Period	Life (years)

$4.00	768,972	—	768,972	—	—	—
$5.00	45,558	—	2,280	43,278	—	—
$6.25	529,750	—	—	529,750	—	—
$7.00	107,710	—	—	—	107,710	0.02
$7.06	112,800	—	—	—	112,800	0.65
$7.75	538,550	—	—	—	538,550	0.02
$8.00	752,000	—	—	—	752,000	2.15

	2,855,340	—	771,252	573,028	1,511,060	1.17

3. STOCK BASED COMPENSATION
Stock Option Plan
The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding:

	September 30,2005		September 30, 2004
		Weighted
		Average		Weighted
		Share		Average
	Stock	Price	Stock	Share Price
	Options	$	Options	$

Outstanding at beginning of period	3,805,550	4.39	2,800,800	3.81
Granted during period	200,000	3.18	284,500	7.66
Cancelled during period	(21,000)	4.95	—	—
Exercised during period	(350,000)	0.85	(197,500)	2.31

Outstanding at end of period	3,634,550	4.48	2,887,800	4.12

Options exercisable at end of period	3,387,050	4.77	2,783,133	4.19

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005 (unaudited)
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2005:

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise	Number	Contractual	Price	Number	Price
Prices	Outstanding	Life (years)	$	Exercisable	$

$0.75 - $1.00	632,550	4.1	0.85	632,550	0.85
$1.65 - $2.37	281,000	7.2	1.85	246,000	1.87
$2.70 - $3.33	678,750	8.1	3.10	478,750	3.06
$4.00 - $5.00	1,190,750	9.0	4.89	1,178,250	4.89
$6.77 - $9.76	708,500	6.4	8.66	708,500	8.66
$12.15 - $13.50	143,000	5.1	12.63	143,000	12.63

	3,634,550	6.6	4.48	3,387,050	4.77

As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $4,173 and $25,952 for the three and nine month periods ending September 30, 2005 respectively, (September 30, 2004 — $48,878 and $788,974 respectively) with respect to the vesting of options issued in prior periods with an offsetting credit to contributed surplus.
The estimated fair value of stock options issued during the period was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2005	2004

Risk-free interest rate	3.27%	2.83%
Expected hold period to exercise	3.5 years	2 years
Volatility in the price of the Company’s shares	64%	71%
Dividend yield	Zero	Zero
Weighted average fair value of options	$1.51	$2.26

In 2002, the Company granted 48,000 share incentive rights to a non-employee which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $2.31 based on the weighted average trading price for the ten trading days prior to the exercise. The Company accounted for this transaction with a non-employee at fair value determined using the Black-Scholes model. The related compensation expense recorded in 2003 was $81,530, with an offsetting credit to contributed surplus. During the third quarter of 2005, these share incentive rights were surrendered. In accordance with generally accepted accounting principles, no credit to expense was recorded as a result of the surrender.
4. INVESTMENTS
During the three and nine month periods ending September 30, 2005, the Company sold nil and 120,000 (September 30, 2004 — nil and 697,945) of its BCY LifeSciences Inc. (“BCY”) shares for net cash proceeds of $nil and $7,965 (September 30, 2004 — nil and $133,609) recording a gain on sale (write down) of investment of $nil and $765 (September 30, 2004 — ($12,817) and $34,815), respectively. As at September 30, 2005, the Company still owned 80,000 common shares of BCY with a book value of $4,800. These common shares will be released from escrow in February 2006; consequently the remaining investment in BCY has been reclassified as a short-term investment.
5. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005 (unaudited)
6. SUBSEQUENT EVENT
On October 7, 2005, 538,550 warrants with an exercise price of $7.75 and 107,710 broker warrants with an exercise price of $7.00 expired unexercised. These warrants were issued as part of the Company’s April 7, 2004 private placement.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, bladder, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Previous Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Doug Ball	Joanna Longo
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext.233
Fax: 403.283.0858	Fax: 416.815.0080
www.oncolyticsbiotech.com	jlongo@equicomgroup.com

The Investor Relations Group	RenMark Financial Communications
John Nesbett or Damian McIntosh	John Boidman
11 Stone St, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
dmcintosh@investorrelationsgroup.com	jboidman@renmarkfinancial.com